April 20, 2007

VIA EDGAR CORRESP

Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ascendia Brands, Inc.

Amendment No. 1 to Preliminary Schedule 14C

File No. 001-32187

Dear Ms. Long:

On behalf of Ascendia Brands, Inc. (the “Company”), we are responding to the Staff’s comments regarding the Company’s Preliminary Schedule 14C (the “Schedule 14C”) filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2007. We filed on April 20, 2007 Amendment No. 1 to the Schedule 14C.

We have set forth below each of the Staff’s comments and the Company’s response to each comment.

1.

Please expand your discussion of the Warrant Shares and Preferred Conversion Shares mentioned on page 5 to disclose their role in the transaction and to provide the information required by Item 202 of Regulation S-K with respect to these securities. Similarly provide all of the information required by Item 202(b) of Regulation S-K with respect to the secured convertible notes.

In response to the Staff’s comment, we have revised the applicable disclosure. The revised disclosure references the Information Statement that was mailed to stockholders of the Company on September 11, 2006 relating to the Warrant Shares and the Information Statement that is presently being reviewed by the Staff relating to the Preferred Conversion Shares.

Pamela A. Long, Esq.

April 20, 2007

2.

Please revise to disclose the reason why you exchanged $76 million of senior convertible notes previously issued to Prencen Lending LLC, and disclose any material differences between the terms of the previously outstanding notes and the new notes you issued in conjunction with the transaction.

In response to the Staff’s comment, we have revised the applicable disclosure.

3.	Please expand your discussion of the intended use of proceeds of the offering to specify the amount of proceeds devoted to the Coty Transaction and to general corporate purposes, respectively.

In response to the Staff’s comment, we have revised the applicable disclosure.

4.

We note that you are informing shareholders of action taken to issue a class of securities and to exchange securities for currently outstanding securities. Please note that Items 11(e) and 12(f) of Schedule 14A, respectively, require you to provide the information required by Item 13(a) of Schedule 14A. Pursuant to Item 13(a), please include financial statements meeting the requirements of Regulation S-X. If you intend to incorporate this information by reference, you must follow the procedures specified in Items 13(b) and 13(c) of Schedule 14A.

In response to the Staff’s comment, the Company has revised the applicable disclosure. Please note that the information required by Items 13(a)(3)-(6) has been incorporated by reference in accordance with the procedures specified in Items 13(b) and 13(c) of Schedule 14A. The information referred to in Item 13(a)(1) is not applicable as there are no applicable transactions other than that pursuant to which action is to be taken as described in this information statement and the information referred to in Item 13(a)(2) is set forth in the revised disclosure.

On April 2, 2007, the Company filed a Current Report on Form 8-K with the Commission that disclosed the Company’s conclusion that certain financial information that had been filed with the Commission would be restated. The information required by Items 13(a)(3)-(6) in the Schedule 14C will be incorporated by reference to the amended filings that include the restated financial information. Similarly, certain of the information referred to in Item 13(a)(2) will be derived from the restated financial information. The Company will not file with the Commission a definitive Schedule 14C until the restated financial information has been filed with the Commission, at which time certain blanks in Amendment No. 1 to the Schedule 14C will be replaced by the applicable information from the restated financial information.

Pamela A. Long, Esq.

April 20, 2007

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (212) 883-4992 or Andrew Sheldrick, General Counsel of the Company, at (609) 219-0930, ext. 145, with any questions or comments regarding this letter or the Schedule 14C. Thank you in advance for your attention to this matter.

Sincerely,

/s/ Herbert Henryson II

Herbert Henryson II

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	Matt Franker, Esq.

Andrew Sheldrick, Esq.